Certificate of Notification
                             (Fourth Quarter - 2001)
                             (First Quarter - 2002)

                                    Filed by

                            MISSISSIPPI POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8797 and dated November 8, 2000 in the matter of File No. 70-9631.

                              - - - - - - - - - - -

Mississippi Power Company (MISSISSIPPI) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the fourth quarter 2001 and the first quarter of 2001, MISSISSIPPI had:

Short-term and/or term loan notes outstanding -

December 31, 2001 - $0
March 31, 2002 - $0

Notes outstanding to Southern Company Funding Corporation (SCFC) for MISSISSIPPI's portion of SCFC's Commercial Paper program -

December 31, 2001 - $16,000,000
March 31, 2002 - $36,000,000

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

December 31, 2001 - $0
March 31, 2002 - $0


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: May 6, 2002                         MISSISSIPPI POWER COMPANY


                                           By: /s/Wayne Boston
                                                Wayne Boston
                                             Assistant Secretary